Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Petróleos Mexicanos
We consent to the use of our report dated April 11, 2008, except as to notes 21, 22 and 23, which are as of June 26, 2008, with respect to the consolidated balance sheet of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2007, and the related consolidated statements of operations, changes in equity and changes in financial position for the year ended December 31, 2007, incorporated herein by reference and to the references to our firm under the heading “Experts” and “Selected Financial Data” in the prospectus.

KPMG Cárdenas Dosal, S.C.

/s/ Eduardo Palomino

C.P.A. Eduardo Palomino
Partner

July 23, 2008